UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: December 17, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom to pay USD 0.80 dividend per ADS or USD 1.3 billion in total

Amsterdam (December 17, 2012), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading global provider of telecommunications services, announces today that the Supervisory Board has authorized the payment of a dividend of USD 0.80 per American Depositary Share (“ADS”). This amount includes USD 0.35 per ADS in relation to the Company’s final 2011 results, bringing the total dividend in relation to the Company’s 2011 results to USD 0.80 per ADS, which is in line with the Company’s dividend guidelines*. The announced dividend also includes USD 0.45 per ADS in relation to the Company’s interim 2012 results. Each ADS represents one common share. The total dividend payment amount will be approximately USD 1.3 billion.

The record date for the Company’s shareholders entitled to receive the dividends has been set for December 27, 2012. The ex-dividend date is December 24, 2012. It is expected that the dividend will be paid by January 15, 2013. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon.

Jo Lunder, Chief Executive Officer comments:

“Our strategy of profitable growth and increasing cash flows has provided strong results in 2012, enabling us to announce today the payment of USD 0.80 dividend per common share or USD 1.3 billion in total. Going forward, we remain committed to pay annual dividends of at least USD 0.80 per common share, in line with our previously disclosed dividend guidelines.”

*	For a full dividend guideline please refer to www.vimpelcom.com

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the timing and amount of future payments of dividends by VimpelCom. These forward-looking statements are based on management’s best assessment of the Company’s position and future market conditions and trends. The actual outcome may differ materially from these statements and there can be no assurance that VimpelCom will be able to pay dividends in the future as described in these statements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information
Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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